DIGITAL SOLUTIONS FOR INTERVENTIONAL MEDICINE

October 26, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Kaitlin Tillan, Assistant Chief Accountant

100 F Street N.E.

Washington, D.C. 20549

RE:	Stereotaxis, Inc. Form 10-K for the fiscal year ended December 31, 2006 Filed March 13, 2007 Form 10-Q for the quarter ended June 30, 2007
File No. 0-50884

Dear Ms. Tillan:

This letter sets forth the response of Stereotaxis, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated October 12, 2007 regarding the Staff’s review of the Company’s Form 10-K for the fiscal year ended December 31, 2006, filed March 13, 2007 and the Company’s Form 10-Q for the quarter ended June 30, 2007, filed August 9, 2007.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Financial Information, page 3

Revenue Recognition, page 6

1.	Please refer to prior comment 15. Please disclose, similar to your response, that you changed how you applied SAB 104 and EITF 00-21, why you made the change, and when you made the change.

Commencing with the Form 10-Q for the quarter ended September 30, 2007, the Company will provide the requested disclosure, consistent with the Company’s response to prior comment 15.

* * * * *

Ms. Kaitlin Tillan

Securities and Exchange Commission

October 26, 2007

Please direct any additional questions or comments to my attention at (314) 678-6105. My fax number is (314) 678-6110.

Sincerely,

/s/ James M. Stolze

James M. Stolze

Vice President and Chief Financial Officer

cc:	Bevil J. Hogg
Ruth Saphian
Amy Smith
James L. Nouss, Jr.
Robert J. Endicott